

Mail Stop 3030

July 24, 2009

Via U.S. Mail and Fax (858) 546-2408

David Lyle
Chief Financial Officer
Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121

> **Re: Entropic Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 001-33844**

Dear Mr. Lyle:

We have reviewed your filings and your correspondence dated July 10, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 78

1.   We have reviewed your response to prior comment 1. It is unclear where you responded to the final two sentences of the comment. Please revise or advise.

2.   We have reviewed your response to prior comment 2. However, it is unclear from your analysis how the cited C&DI supports your position that the awards should be treated as bonuses rather than as non-equity incentive plan compensation. For example, the "Question" portion of the C&DI refers to bonuses that are not based on "any (emphasis added)" performance criteria, and the third sentence of the "Answer" of the C&DI specifically addresses circumstances where "negative discretion" may influence the ultimate award in performance-based plans. While we understand from your plan document that the board has ultimate discretion over the amount of the awards, if any, the awards are still tied to the performance criteria you disclose and are subject to negative discretion, so it still appears that amounts awarded under this plan, or similar plans adopted in the future, should be reported in accordance with our prior comment. Please note, in this regard, that, per the cited C&DI, "[i]f, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column (column (d)) (emphasis added)."

Form 8-K dated April 30, 2009

3.   Your response to prior comment 3 suggests that you do not believe that Item 10(e)(1)(i) of Regulation S-K applies to your earnings releases because those earnings releases are furnished rather than filed. Please tell us how you evaluated Instruction 2 to Item 2.02 of Form 8-K in reaching the conclusion expressed in your response.

4.   We refer to your responses to prior comments 3 and 4. The requirements of Item 10(e)(1)(i) of Regulation S-K are directed to individual non-GAAP measures. Accordingly, in future earnings releases please address how each individual non-GAAP financial measure presented provides useful information to investors and the additional purposes for which you use each non-GAAP financial measure, if applicable. As well, as you have presented numerous measures that eliminate recurring expenses, in future earnings releases please also provide the disclosures set forth Question 8 of the Frequently Asked Questions Regarding Non-GAAP Financial Measures, as applicable to the individual measures presented.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or Tim Buchmiller at (202) 551-3635 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer